Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Managers

DB Commodity Services LLC:

We consent to the incorporation by reference in the Registration Statement on Form S-3 (No. 333-184947) of PowerShares DB Multi-Sector Commodity Trust reports dated March 1, 2013, with respect to the statements of financial condition, including the schedules of investments, of PowerShares DB Precious Metals Fund as of December 31, 2012 and 2011, and the related statements of income and expenses, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012 and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 Annual Report on Form 10-K of PowerShares DB Precious Metals Fund. We also consent to the reference to our firm under the heading “Experts” in the above noted Registration Statement.

/s/ KPMG LLP
New York, New York
March 1, 2013